UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Granite City Food & Brewery, Ltd.

(Name of Issuer)

Common Stock par value $0.01

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

August 25, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bluestem Capital Partners III Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,209

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 10,209

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,209

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Granite City Food & Brewery, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 5402 Parkdale Drive, Suite 101 Minneapolis, Minnesota 55416

Item 2.
	(a)	Name of Person Filing Bluestem Capital Partners III Limited Partnership
	(b)	Address of Principal Business Office or, if none, Residence c/o Steven T. Kirby 122 S. Phillips Avenue, Suite 300 Sioux Falls, SD 57104
	(c)	Citizenship South Dakota
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 38724Q 10 7

Item 3.
Not Applicable.

Item 4.	Ownership

The shares of Common Stock reported as beneficially owned by the Reporting Person are based upon 13,238,642 shares of Common Stock outstanding as of August 4, 2006, as reported by the Company’s Form 10-Q filed August 10, 2006.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
(a) Not Applicable.
(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2006

Bluestem Capital Partners III Limited Partnership
	By:	Bluestem Capital Company III, L.L.C.
Its General Partner

/s/ Sandy Horst
By: Sandy Horst
Its: Authorized Officer